DEAN BRADLEY OSBORNE PARTNERS LLC

SEC# 8-68949

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2018

DEAN BRADLEY OSBORNE PARTNERS LLC

TABLE OF CONTENTS

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dean Bradley Osborne Partners LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 3700
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Bradley **(415) 367-6000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associate Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	**Northridge**	**California**	**91324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mark Bradley**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dean Bradley Osborne Partners LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____   _____
                                                                                            Signature

                                                                _____
                                                                                            Title

See attached
_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____
2. _____
3. _____
4. _____
5. _____
6. _____

Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco



G. COMPTON
Notary Public - California
San Francisco County
Commission # 2244093
My Comm. Expires Jun 23. 2022

Subscribed and sworn to (or affirmed) before me

on this __6__ day of __February__, 20__19__,
by   *Date*   *Month*   *Year*

(1) __Mark Bradley_____

(and (2)_____),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____

Signature of Notary Public

Seal
Place Notary Seal Above

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Description of Attached Document

Title or Type of Document: _____ Document Date: _____

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ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Dean Bradley Osborne Partners LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dean Bradley Osborne Partners LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 21, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	4,357,554
Client receivables		219,838
Prepaid expenses		7,640
Total assets	$	4,585,032

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	9,713
Due to member		34,298
Total liabilities		44,011
Commitments and contingencies (Note 5)		
Member's equity		4,541,021
Total liabilities and member's equity	$	4,585,032

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF INCOME

for the year ended December 31, 2018

REVENUE		
Investment banking fees	$	6,135,564
Retainer fees		3,740,000
Total revenue		9,875,564
EXPENSES		
Regulatory fees		50,248
Professional fees		22,967
Other expenses		2,215
Total expenses		75,430
Net income	$	9,800,134

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2018

Member's equity, as of January 1, 2018	$	1,088,596
Distributions		(6,347,709)
Net income		9,800,134
Member's equity, as of December 31, 2018	$	4,541,021

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	9,800,134
Change in assets and liabilities:		
Client receivables		(211,432)
Prepaid expenses		(4,212)
Accounts payable		3,452
Due to member		34,298
Net cash provided by operating activities		9,622,240
Cash flows from financing activities:		
Distributions		(6,347,709)
Net cash used in financing activities		(6,347,709)
Net increase in cash		3,274,531
Cash, beginning of year		1,083,023
Cash, end of year	$	4,357,554
Supplemental disclsoure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-
Interest expense	$	-

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

_____

1. **Organization and Summary of Accounting Policies**

   Organization and Nature of Business
   Dean Bradley Osborne Partners LLC (the "Company") is a Delaware Limited Liability Company formed on August 12, 2011, and its principal place of business is located in San Francisco, California. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") as of February 8, 2012, is regulated by the Financial Industry Regulatory Authority ("FINRA"), and is a member of Securities Investor Protection Corporation ("SIPC"). The Company is a registered broker-dealer in the states of California and New York effective February 14, 2012 and February 23, 2012, respectively. The sole managing member of the Company is DBO Partners LLC (the "Parent" or "DBO"). DBO is a holding company and certain expenses of the Company were paid by the Parent through an Expense Sharing Agreement (see Note 4).

   In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by its member.

   The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with mergers and acquisitions, private sales, defense advisory, financial restructuring, capital raising advisory services pertaining to equity and debt including private placements and structuring of public equity offerings. The Company helps clients devise strategies for enhancing shareholder value or to optimally raise capital to meet investment and growth objectives as well as proactively brings new ideas and perspective regarding individual companies and strategic industry sectors.

   Basis of Presentation
   The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

   Fair Value of Financial Instruments
   The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities.

   Cash
   The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by financial institutions may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2018, there were no cash equivalents.

   Client Receivables and Allowance for Doubtful Accounts
   Client receivables are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customer and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to allowance for doubtful accounts. The allowance for doubtful accounts amounted to $0 as of December 31, 2018.

Continued

1.   **Organization and Summary of Accounting Policies (*continued*)**

Revenue Recognition
Investment banking revenue consists of advisory, retainer and success fees. Advisory and retainer fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement. See Note 2, New Accounting Pronouncements, and Note 8, Revenues from Contracts with Customers, for further information.

Income Taxes
The Company, a limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2014.

2.   **New Accounting Pronouncements**

ASU 2014-09 Revenue from Contracts with Customers **("ASU 2014-09")**
Effective December 1, 2017, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 retrospectively with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. As a result, there was no beginning balance effect on the financial statements for the period ended December 31, 2018.

The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the Statement of Income most closely associated with financial instruments, including interest income and interest expense.

See Note 6 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

ASU 2016-01 Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities **("ASU 2016-01")**
In January 2016, the FASB issued ASU 2016-01 that will change the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The accounting update also amends certain disclosure requirements associated with the fair value of financial instruments. The accounting update is effective for fiscal years beginning after December 15, 2017 and, upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. On January 1, 2018, the Company adopted ASU 2016-01. The adoption of ASU 2016-01 did not have a material impact on the Company's financial statements.

2. **New Accounting Pronouncements** *(continued)*

***ASU 2016-02 Leases (Topic 842)* ("ASU 2016-02")**
In February 2016, the FASB issued ASU 2016-02 which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019. Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

3. **Member's Equity**

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement.

4. **Related Party Transactions**

On December 22, 2011, the Company entered into an Expense Sharing Agreement ("Agreement") with its sole member, DBO. Pursuant to the Agreement, certain management and administrative expenses which might otherwise have been paid and recorded by the Company, are paid for and recorded by the Parent. During the year ended December 31, 2018, the Parent paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, (c) marketing and business development and (d) other general and administrative expenses. During the year ended December 31, 2018, approximately $3,500,000 in expenses were paid for and recorded by the Parent under this agreement. The Company has no obligation to reimburse DBO for these expenses. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

The Parent will periodically incur reimbursable expenses on behalf of the Company for ongoing investment banking engagements. The Company is responsible for invoicing and collecting the reimbursable expenses from its client. At December 31, 2018, $34,298 is payable to the Parent for such costs. Upon receipt of the reimbursable expenses by the Company, the funds will be remitted to the Parent.

5. **Commitments and Contingencies**

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

Continued

6. **Revenues from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking
Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings, underwriting and distributing public and private debt. Financial advisory services primarily consist of fees generated by providing financial and strategic advisory services, including investment advice, strategic advice, research, and administrative services.

Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

6. **Revenues from Contracts with Customers** *(continued)*

Disaggregation of Revenue

The following tables present the Company's revenues from contracts with customers by business activity for the period ended December 31, 2018:

Revenues from contracts with customers:	
Investment banking – success	$ 6,135,564
Investment banking – retainer	3,740,000
Total revenue from contracts with customers	$ 9,875,564

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2018.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. There was no deferred retainer revenue as of December 31, 2018.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $219,838 as of December 31, 2018. There was no significant impairment related to these receivables during the period ended December 31, 2018.

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2018, there was no reimbursed expensed income.

Continued

7.   **Risk Concentration**

For the year ended December 31, 2018, two customers accounted for 52% of total revenues. Additionally, three customers accounted for 91% of accounts receivables as of December 31, 2018.

The Company's cash consists of cash held at one financial institution where the balance may exceed government insurance limits during the year. At December 31, 2018, the Company's uninsured cash balances totaled $4,108,962.

8.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2018, the Company had net regulatory capital of $4,313,543, which was $4,308,543 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 as of December 31, 2018.

9.   **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were available to be issued. On January 2, 2019, the Company paid DBO $1,500,000. $1,465,702 of this subsequent disbursement was a capital distribution to DBO, and $34,298 of this subsequent disbursement was payment remitted for the December 31, 2018 outstanding Due to member balance on the Statement of Financial Condition.

Continued

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

DEAN BRADLEY OSBORNE PARTNERS LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

as of December 31, 2018

Net capital:		
Total member's capital		$ 4,541,021
Deductions and/or charges:		
Non-allowable assets:		
Client receivables	$ (219,838)	
Prepaid expenses	(7,640)	
Total deductions and/or charges		(227,478)
Net capital		$ 4,313,543
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	9,713	
Due to member	34,298	
Total aggregate indebtedness (A.I.)		$ 44,011
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)		$ 2,934
Minimum dollar requirement		$ 5,000
Excess net capital		$ 4,308,543
Ratio: Aggregate indebtedness to net capital		.01 to 1

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEA RULE 15c3-1

as of December 31, 2018

Net capital, as reported in Company's	
Part II of Form X-17-A-5 as of December 31, 2018	$ 4,313,543
Increase in equity	(75,000)
Increase in non-allowable assets	75,000
Net Capital per above computation	$ 4,313,543

See report of independent public accounting firm.

DEAN BRADLEY OSBORNE PARTNERS LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER

RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

for the year ended December 31, 2018

An exemption from Rule 15c3-3 under the Securities Act of 1934 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER

RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

for the year ended December 31, 2018

An exemption from Rule 15c3-3 under the Securities Act of 1934 is claimed, based upon section (k)(2)(i).

See report of independent public accounting firm.

REPORT ON EXEMPTION PROVISIONS

PURSUANT TO RULE 17 C.F.R. §240.15C3-3(K)



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Dean Bradley Osborne Partners LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Dean Bradley Osborne Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dean Bradley Osborne Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Dean Bradley Osborne Partners LLC stated that Dean Bradley Osborne Partners LLC met the identified exemption provisions throughout the period ending January 1, 2018 through December 31, 2018, without exception. Dean Bradley Osborne Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dean Bradley Osborne Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 21, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of Dean Bradley Osborne Partners LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

Dean Bradley Osborne Partners LLC

By:

Mark Bradley, Partner

Dean Bradley Osborne Partners LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2018



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity Owner of Dean Bradley Osborne Partners LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Dean Bradley Osborne Partners LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Dean Bradley Osborne Partners LLC (the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Dean Bradley Osborne Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Amended Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment or underpayment, if any, in the current assessment with the Amended Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 21, 2019


Dean Bradley Osborne Partners LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2018


	Amount
Total assessment	$ 14,813
SIPC-6 general assessment	
Payment made on August 23, 2018	(10,988)
SIPC-7 general assessment	
Payment made on January 29, 2019	(3,713)
Total assessment balance	
(overpayment carried forward)	$ 112


See report of independent registered public accounting firm
